Exhibit 99.1

Home Inns Group Reports Second Quarter 2014 Financial Results

2,374 Hotels in Operation in 306 Cities in China

Operating Margin Improved Year over Year for the Sixth Consecutive Quarter

Shanghai, August 12, 2014 – Home Inns & Hotels Management Inc. (NASDAQ: HMIN) (“Home Inns Group” or “the Company”), a leading economy hotel chain in China, today announced its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights

•	Total revenues increased 6.0% year over year to RMB 1.70 billion (US$273.8 million) for the second quarter of 2014, within the guidance range.

•	Net income attributable to ordinary shareholders was RMB 108.2 million (US$17.4 million) for the second quarter of 2014, compared with RMB 94.8 million in the same period a year ago. Adjusted net income attributable to ordinary shareholders (non-GAAP) increased 20.6% year over year to RMB 168.4 million (US$27.1 million).

•	EBITDA (non-GAAP) was RMB 380.4 million (US$61.3 million) for the second quarter of 2014, compared with RMB 348.7 million in the same period a year ago. Adjusted EBITDA (non-GAAP) increased 12.0% year over year to RMB 440.7 million (US$71.0 million) for the second quarter of 2014.

Key Financial Results
(RMB in Millions except RMB per ADS)	2Q2014	2Q2013	V%
Total Revenues	1,698.6	1,601.9	6.0%
Income from Operations	211.3	180.1	17.3%
Adj. Income from Operations*	236.4	208.2	13.5%
Net Income	108.2	94.8	14.2%
Adj. Net Income*	168.4	139.7	20.6%
EBITDA*	380.4	348.7	9.1%
Adj. EBITDA*	440.7	393.6	12.0%
Diluted Earnings per ADS	2.27	1.68	35.1%
Adj. Diluted Earnings per ADS*	3.38	2.89	17.0%

“V%” represents year-over-year percentage change in amounts
* Indicates a non-GAAP financial measure (see commentary at the end of this earnings release for full details).

Second Quarter 2014 Operational Highlights

•	Home Inns Group added a net of 133 hotels in the second quarter of 2014, including the opening of 123 new hotels and 31 hotels from the acquisition of Yunshang Siji which closed on May 1, 2014, partially offset by the closure of 21 hotels. As of June 30, 2014, Home Inns Group operated 2,374 hotels across 306 cities in China under four brands. There were a total of 472 hotel projects in the development pipeline as of June 30, 2014, including 213 hotels contracted or under construction (182 of which were franchised-and-managed hotels) and 259 hotels under due diligence (all of which were franchised-and-managed hotels), demonstrating continued strong interest from franchise partners in all of the Company’s hotel brands within Home Inns Group.

	Hotels in Operations					Openings	Closures
	Group	Home Inn	Motel 168	Yunshang Siji	Yitel	2Q14	2Q14
Total Number of Hotels	2,374	1,938	383	31	22	123	21
Leased-and-Operated	897	695	164	24	14	0	3
Franchised-and-Managed	1,477	1,243	219	7	8	123	18
Contracted or under Construction	213	171	22	5	15
Leased-and-Operated	31	17	7	2	5
Franchised-and-Managed	182	154	15	3	10
Under Due Diligence	259	217	34	0	8

•	As of June 30, 2014, Home Inns Group had a total of 19.7 million unique active non-corporate members under its frequent guests program.

Operating Metrics
	2Q2014	1Q2014	2Q2013
Occupancy Rate	86.7%	81.3%	87.0%
Average Daily Rate (ADR, RMB)	164	156	167
Revenue per Available Room (RevPAR, RMB)	142	127	145

•	For the second quarter of 2014, occupancy rate decreased by 0.3 percentage points while ADR decreased by 1.8%, resulting in a year-over-year decrease of 2.1% in RevPAR. The decrease in occupancy rate was mainly due to a dilutive impact from newly opened hotels, as well as a relatively soft macroeconomic condition in the second quarter of 2014. The decrease in ADR was mainly due to the soft market conditions and absence of pricing opportunities in the second quarter. Sequentially, RevPAR increased by 11.8%, which was due to seasonality.

“We are pleased to report that revenues for the second quarter met our expectations and we achieved the sixth consecutive quarter of year over year margin improvement,” said Mr. David Sun, the Company’s chief executive officer. “While we have yet to see a full market rebound, we continued to achieve solid performance from our mature hotels, margin expansion driven by the increased mix of higher-margin revenue contribution from our franchised-and-managed hotels, successful execution of our Yitel development plan, and Motel 168 performance gain. All at the same time, we maintained our commitment to effective cost control initiatives and driving improvements in overall productivity. This has all worked together to keep us on track with our plans for the year.”

Mr. Sun continued, “As we look forward to the back half of the year, we take comfort in the fact that the macroeconomic environment seems stable and we remain cautiously optimistic about the prospects for the overall travel and lodging market in China. We are confident that we will achieve our full-year target for new hotel openings with a main focus on our multi-brand strategy. As part of the implementation of this strategy, we recently rolled out certain updated corporate branding initiatives through both traditional and new media channels which we believe clearly communicate our brands’ positioning and characters and help us effectively attract targeted customers. All in, we believe our solid underlying business and operational structure coupled with our growth initiatives and portfolio development strategies ensure that we maintain our leadership in this dynamic market place, and are well positioned to take advantage of any market recovery opportunities to deliver long-term and superior returns for our shareholders.”

Detailed Overview of Financial Results for Second Quarter 2014

Total Revenues
(RMB/USD in Millions)	Second Quarter 2014
	RMB	USD	V%
Leased-and-Operated Hotels	1,459.5	235.3	3.3%
Franchised-and-Managed Hotels	239.1	38.5	26.3%
Total Revenues	1,698.6	273.8	6.0%
Less: Business Taxes	-104.6	-16.9	5.4%
Net Revenues	1,594.0	257.0	6.1%

Note: “V%” represents year-over-year percentage change in amounts

•	The year-over-year increases in total revenues from both leased-and-operated and franchised-and-managed hotels in the second quarter 2014 were mainly driven by an increase in the number of hotels and hotel rooms in operation, partially offset by a decrease in RevPAR.

Total Operating Costs and Expenses / Total Operating Income

(RMB/USD in Millions)	Second Quarter 2014
							Adjusted
	GAAP Results				Reconciliation		Non-GAAP Results
	RMB	USD	Vpts		RMB	USD	RMB	USD	Vpts
Leased-and-Operated Hotel Costs	1,216.7	196.1	-2.5	pts	3.2	0.5	1,213.5	195.6	-2.2	pts

Franchised-and-Managed Hotel Personnel Costs	57.3	9.2	0.8	pts	3.2	0.5	54.1	8.7	0.7	pts
Sales and Marketing Expenses	30.7	4.9	0.7	pts	0.2	0.0	30.5	4.9	0.7	pts
General and Administrative Expenses	82.0	13.2	0.0	pts	18.6	3.0	63.4	10.2	0.1	pts

Total Operating Costs and Expenses	1,386.7	223.5	-1.0	pts	25.1	4.0	1,361.6	219.5	-0.7	pts

Total Operating Income	211.3	34.1	1.2	pts	25.1	4.0	236.4	38.1	0.9	pts

Note: “Vpts” represents year-over-year change in percentage points of total revenues

Total operating costs and expenses were RMB 1.39 billion (US$223.5 million) for the second quarter of 2014, representing 81.6% of total revenues for the quarter. Total operating costs and expenses excluding any share-based compensation expenses and acquisition and integration costs (non-GAAP) for the second quarter of 2014 were 80.2% of total revenues, compared to 80.9% in the same period a year ago.

•	Total leased-and-operated hotel costs were RMB 1.22 billion (US$196.1 million) for the second quarter of 2014, representing 83.4% of the leased-and-operated hotel revenues for the quarter compared to 84.1% in the same period a year ago. Total leased-and-operated hotel costs excluding any share-based compensation expenses and integration costs (non-GAAP) were 83.1% of the leased-and-operated hotel revenues in the second quarter of 2014 compared to 83.5% in the same period a year ago. The year-over-year decreases in total leased-and-operated hotel costs as a percentage of leased-and-operated hotel revenues were mainly due to lower pre-opening cost in the second quarter of 2014. Pre-opening cost was RMB 6.8 million (US$1.1 million) for the second quarter of 2014.

•	Franchised-and-managed hotels personnel costs were RMB 57.3 million (US$9.2 million) for the second quarter of 2014, representing 24.0% of the franchised-and-managed hotel revenues for the quarter, compared to 22.4% in the same period a year ago. The increase in franchised-and-managed hotels personnel costs as a percentage of franchised-and-managed hotel revenues was mainly due to the lower mix of upfront franchise-and-management fees included in the franchised-and-managed hotel revenues. To a lesser extent, it was due to the modest RevPAR decline resulting in lower revenue base per available room in the second quarter of 2014, compared with the same period a year ago. Franchised-and-managed hotels personnel costs excluding share-based compensation expenses (non-GAAP) were 22.6% of franchised-and-managed hotel revenues in the second quarter of 2014, compared to 21.0% in the same period of 2013.

•	Sales and marketing expenses were RMB 30.7 million (US$4.9 million) for the second quarter of 2014, representing 1.8% of total revenues for the quarter compared to 1.1% in the same period a year ago. The increase was mainly due to spending on certain planned corporate branding initiatives during the quarter. Sales and marketing expenses excluding share-based compensation expenses (non-GAAP) were 1.8% of total revenues for the second of quarter 2014 compared to 1.1% in the same period of 2013.

•	General and administrative expenses were RMB 82.0 million (US$13.2 million) for the second quarter of 2014, representing 4.8% of total revenues compared to 4.8% in the same period a year ago. General and administrative expenses excluding share-based compensation expenses and acquisition and integration costs (non-GAAP) were 3.7% of total revenues for the quarter compared to 3.7% in the same period of 2013.

Income from Operations was RMB 211.3 million (US$34.1 million) for the second quarter of 2014. Income from operations excluding share-based compensation expenses and acquisition and integration costs (non-GAAP) for the second quarter of 2014 was RMB 236.4 million (US$38.1 million), or 13.9% of total revenues, compared to RMB 208.2 million, or 13.0% of total revenues, in the same period of 2013. The year-over-year increases in income from operations margin rate for the quarter were mainly driven by the increased mix of higher-margin revenue contribution from franchised-and-managed operations and lower pre-opening costs in the second quarter of 2014.

EBITDA (non-GAAP)
(RMB/USD in Millions)	Second Quarter 2014				Second Quarter 2013
	RMB	USD	%Rev	V%	RMB	USD	%Rev
EBITDA (Non-GAAP)	380.4	61.3	22.4%	9.1%	348.7	56.2	21.8%
Net Foreign Exchange (Gain) / Loss	0.1	0.0	0.0%		-25.1	-4.0	-1.6%
Share-Based Compensation Expenses	22.8	3.7	1.3%		22.4	3.6	1.4%
Accelerated Fee Amortization on Early Extinguishment of Term Loan					41.9	6.7	2.6%
Acquisition Expenses	0.7	0.1	0.0%		-	-	-
Integration Cost	1.6	0.3	0.1%		5.7	0.9	0.4%
Non-Operating (Income) / Expenses	-	-	-		0.5	0.1	0.0%
Loss on Fair Value Change in Convertible Notes	35.0	5.6	2.1%		-0.4	-0.1	0.0%
Adjusted EBITDA (Non-GAAP)	440.7	71.0	25.9%	12.0%	393.6	63.4	24.6%

Note: “%Rev” represents amount as a percentage of total revenues

  “V%” represents year-over-year percentage change in amounts

Consolidated Net Income Attributable to Home Inns Group’s Shareholders

(RMB/USD in Millions)	Second Quarter 2014				Second Quarter 2013
	RMB	USD	%Rev	V%	RMB	USD	%Rev
Net Income (GAAP)	108.2	17.4	6.4%	14.2%	94.8	15.3	5.9%
Net Foreign Exchange Loss / (Gain)	0.1	0.0	0.0%		-25.1	-4.0	-1.6%
Share-Based Compensation Expenses	22.8	3.7	1.3%		22.4	3.6	1.4%
Acquisition Expenses	0.7	0.1	0.0%		-	-	-
Integration Cost	1.6	0.3	0.1%		5.7	0.9	0.4%
Accelerated Fee Amortization on Early Extinguishment of Term Loan	-	-	-		41.9	6.7	2.6%
Non-operating income — Gain on Change in Fair Value of Interest Swap Transaction	-	-	-		0.5	0.1	0.0%
Loss on Fair Value Change in Convertible Notes	35.0	5.6	2.1%		-0.4	-0.1	0.0%
Adjusted Net Income (Non-GAAP)	168.4	27.1	9.9%	20.6%	139.7	22.5	8.7%

Note: “%Rev” represents amount as a percentage of total revenues

   “V%” represents year-over-year percentage change in amounts

Basic and Diluted Earnings Per Ordinary Share and Per ADS

	Second Quarter 2014
	Ordinary Share		ADS Share
	RMB	USD	RMB	USD
Basic	1.14	0.18	2.27	0.37
Diluted	1.13	0.18	2.27	0.37

Adjusted Basic (Non-GAAP)	1.77	0.28	3.53	0.57
Adjusted Diluted (Non-GAAP)	1.69	0.27	3.38	0.55

Cash Flow

Net operating cash flow for the second quarter of 2014 was RMB 365.8 million (US$59.0 million), compared to RMB 388.8 million in the same period of 2013. The decrease in net operating cash flow year over year was mainly due to the decrease in accounts payable during the second quarter of 2014. Capitalized expenditures for the second quarter of 2014 were RMB 194.6 million (US$31.4 million), while related cash paid for capital expenditures during the quarter was RMB 85.1 million (US$13.7 million).

Balance Sheet

As of June 30, 2014, Home Inns Group had cash and cash equivalents of RMB 1.34 billion (US$215.3 million). The outstanding balance of convertible notes issued in December 2010 (measured at fair value) was RMB 1.12 billion (US$180.1 million). The outstanding balance of the U.S. dollar-denominated three-year term loan was RMB 719.9 million (US$116.0 million), and the outstanding balance of the short term loan assumed from the Yunshang Siji acquisition was RMB 73.0 million (US$11.8 million).

Outlook for Third Quarter 2014

Home Inns Group continues to target opening no fewer than 450 new hotels in 2014.  This total is expected to reflect approximately 50 new leased-and-operated hotels, including the recently acquired Yunshang Siji hotels.  The balance is expected to consist of no fewer than 400 new franchised-and-managed hotels, highlighting continued strong franchise demand that is contributing a positive return to the business.

Home Inns Group expects total revenues for the group in the third quarter of 2014 to be in the range of RMB 1,875 million to RMB 1,895 million.

These forecasts reflect our current and preliminary views and are subject to change.

This announcement contains translations of certain RMB amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB 6.2036 to US$1.00, the noon buying rate for June 30, 2014 set forth in the H.10 statistical release of the Federal Reserve Board.

Conference Call Information

Management will hold an earnings conference call at 9 PM U.S. Eastern Time on Tuesday, August 12, 2014 (9 AM Beijing/Hong Kong Time on Wednesday, August 13, 2014).

Dial-in details for the earnings conference call are as follows:

U.S. (toll free):	1.866.519.4004
U.S.:	1.845.675.0437
China Mainland:	800.819.0121 or 400.620.8038
Hong Kong (toll free):	800.930.346
Hong Kong:	852.2475.0994
U.K. (toll free):	080.8234.6646
U.K.:	44.2030.598.139
Australia:	61.290.090.733
Taiwan (toll free):	008.0112.6920

International:	65.6723.9381

Pass code for all regions:	Home Inns

A replay of the conference call may be accessed by phone at the following numbers until 10 AM on Wednesday, August 20, 2014 U.S. Eastern Time.

U.S. (toll free):	1.855.452.5696
China (toll free):	800.870.0205 or 400.602.2065
Hong Kong (toll free):	800.963.117

International:	61.2.8199.0299

Conference ID number:	72562079

Live and archived webcasts of this conference call will be available at http://english.homeinns.com.

About Home Inns Group

Home Inns Group is a leading economy hotel chain in China based on number of hotels and hotel rooms as well as geographic coverage of the hotel chain. Since the Company commenced operations in 2002, it has built Home Inns as one of the best-known economy hotel brands in China. In October of 2011, the Company acquired Motel 168, another well-known hotel chain in China, as its second economy hotel brand. Home Inns Group aims to offer a consistent product and high-quality services to primarily serve the fast growing population of value-conscious individual business and leisure travelers who demand clean, comfortable and convenient lodging. Home Inns Group's ADSs, each of which represents two ordinary shares, are currently trading on the NASDAQ Global Select Market under the symbol “HMIN.” For more information about Home Inns Group, please visit http://english.homeinns.com.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Any statements in this press release that are not historical facts are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; our expected successful consolidation and integration of Motel 168 with our existing operations; and other factors and risks detailed in our filings with the Securities and Exchange Commission. This press release also contains statements or projections that are based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by us to be accurate, nor does it purport to be complete. We undertake no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

Non-GAAP Financial Measures

To supplement Home Inns Group’s unaudited consolidated financial results presented in accordance with U.S. GAAP, Home Inns Group uses the following non-GAAP measures:

(a)	total operating costs and expenses excluding share-based compensation expenses and acquisition and integration costs
(b)	total leased-and-operated hotel costs excluding share-based compensation expenses and integration costs
(c)	personnel costs of franchised-and-managed hotels excluding share-based compensation expenses
(d)	sales and marketing expenses excluding share-based compensation expenses
(e)	general and administrative expenses excluding share-based compensation expenses and acquisition and integration costs
(f)	income from operations excluding share-based compensation expenses and acquisition and integration costs
(g)	adjusted net income attributable to shareholders excluding any share-based compensation expenses, foreign exchange gain or loss, acquisition and integration cost, upfront fee amortization of term loan, gain or loss from fair value change of convertible notes and interest swap derivatives and other non-operating expenses
(h)	adjusted basic and diluted earnings per ADS and per share excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration cost, non-operating expenses and upfront fee amortization of term loan, and
(i)	adjusted EBITDA excluding foreign exchange gain or loss, share-based compensation expenses, gain on buy-back of convertible bonds, issuance costs for convertible notes, gain or loss from fair value change of convertible notes, acquisition and integration costs, non-operating expenses and upfront fee amortization of term loan

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Home Inns Group believes that, used in conjunction with GAAP financial measures, these non-GAAP financial measures provide meaningful supplemental information regarding the Group’s performance, and both management and investors benefit from referring to these non-GAAP financial measures in assessing the Group’s performance and when planning and forecasting future periods. Management believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization, is a useful financial metric to assess Home Inns Group’s operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, management believes that EBITDA is widely used by other companies in the lodging industry and may be used as an analysis tool by both management and investors to measure and compare Home Inns Group’s operational and financial performance with industry peers.

One of the limitations of using non-GAAP income from operations, EBITDA, adjusted EBITDA and non-GAAP net income attributable to shareholders is that they do not include all items that impact Home Inns Group’s net income (loss) for the period. These non-GAAP measures exclude share-based compensation expenses, foreign exchange gain or loss and gain or loss from fair value change of convertible notes, which have been and will continue to be a significant recurring expense in Home Inns Group’s business. In addition, Home Inns Group’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as Home Inns Group does. Management compensates for this and other limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Home Inns Group computes the non-GAAP financial measures using the same consistent method from quarter to quarter. Reconciliations of GAAP and non-GAAP results are included at the end of this press release. The non-GAAP adjustment items do not include the tax impact.

The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that Home Inns Group’s future results will be unaffected by other charges and gains Home Inns Group considers to be outside the ordinary course of its business.

Home Inns Group completed its acquisition of 100% equity interest in Motel 168, and took control of Motel 168 effective on October 1, 2011. Home Inns Group has consolidated Motel 168’s operating and financial results since October 1, 2011. Home Inns Group has presented certain separated financial data of Motel 168 in this earning release for the purpose of providing more information to investors. Home Inns Group had substantially completed Motel 168’s integration as of the third quarter of 2013 and ceased to present separate operating metrics and revenues for Motel 168.

For investor and media inquiries, please contact:

Ethan Ruan

Home Inns & Hotels Management Inc.

Tel: +86-21-3337-3333*3872

Email: zjruan@homeinns.com

Cara O’Brien

FTI Consulting

Tel: +852-3768-4537

Email: cara.obrien@fticonsulting.com

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Balance Sheet

	December 31, 2013	June 30, 2014
	RMB '000	RMB '000	US$ '000

ASSETS
Current assets:
Cash and cash equivalents	1,156,743	1,335,344	215,253
Restricted cash	173,276	174,021	28,052
Accounts receivable, net	99,964	119,249	19,223
Receivables from related parties	5,509	3,634	586
Consumables	41,231	35,179	5,671
Prepayments and other current assets	181,232	184,389	29,723
Deferred tax assets	78,839	84,398	13,605

Total current assets	1,736,794	1,936,214	312,113

Investment in a jointly controlled entity	5,833	5,711	921
Property and equipment, net	4,049,337	4,105,460	661,787
Goodwill	2,254,631	2,323,241	374,499
Intangible assets, net	1,112,499	1,149,440	185,286
Other assets	86,027	88,327	14,238
Non-current deferred tax assets	407,564	458,936	73,979

Total assets	9,652,685	10,067,329	1,622,823

LIABILITIES
Current liabilities:
Accounts payable	89,170	67,159	10,826
Payables to related parties	3,029	6,514	1,050
Short term loans	-	73,000	11,767
Finance lease liabilities	1,376	337	54
Salaries and welfare payable	222,865	174,367	28,107
Income tax payable	88,551	88,142	14,208
Other taxes payable	31,344	33,918	5,467
Deferred revenues	202,949	229,571	37,006
Other unpaid and accruals	228,881	257,857	41,566
Other payables	911,642	989,289	159,475
Deferred tax liability	52,155	59,709	9,625

Total current liabilities	1,831,962	1,979,863	319,151

Long term loans	713,337	719,878	116,042
Deferred rental	691,456	713,580	115,027
Deferred revenues	54,075	54,022	8,708
Deposits due to franchisees	115,351	133,349	21,495
Other long term payables	20,537	16,871	2,720
Unfavorable lease liabilities	337,627	349,451	56,330
Financial liabilities[2]	1,157,295	1,117,404	180,122
Deferred tax liabilities	283,522	290,795	46,875

Total liabilities	5,205,162	5,375,213	866,470

Commitments and contingencies

Shareholders’ equity
Ordinary shares (US$0.005 par value; 200,000,000 shares authorized, 94,814,866 and 95,544,308 shares issued and outstanding as of December 31, 2013 and June 30 2014, respectively)	3,671	3,693	595

Additional paid-in capital	3,080,596	3,144,459	506,876
Statutory reserves	206,892	206,892	33,350

Retained earnings	1,140,252	1,323,283	213,309

Total Home Inns shareholders' equity	4,431,411	4,678,327	754,130

Noncontrolling interests	16,112	13,789	2,223

Total shareholders’ equity	4,447,523	4,692,116	756,353

Total liabilities and shareholders’ equity	9,652,685	10,067,329	1,622,823

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.2036 on June 30, 2014, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: Financial liabilities represent convertible notes measured at fair value.

Home Inns & Hotels Management Inc.

Unaudited Condensed Consolidated Statement of Operations

	Quarter Ended
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB '000	RMB '000	RMB '000	US$ '000

Revenues:
Leased-and-operated hotels	1,412,658	1,279,204	1,459,489	235,265
Franchised-and-managed hotels	189,252	193,254	239,113	38,544

Total revenues	1,601,910	1,472,458	1,698,602	273,809
Less: Business tax and related surcharges	(99,238)	(94,264)	(104,588)	(16,859)

Net revenues	1,502,672	1,378,194	1,594,014	256,950

Operating costs and expenses:
Leased-and-operated hotel costs –
Rents and utilities	(491,097)	(559,579)	(509,722)	(82,166)
Personnel costs	(269,005)	(270,666)	(269,365)	(43,421)
Depreciation and amortization	(170,024)	(180,145)	(186,823)	(30,115)
Consumables, food and beverage	(89,198)	(70,338)	(85,765)	(13,825)
Others	(168,149)	(130,978)	(165,071)	(26,609)

Total leased-and-operated hotel costs	(1,187,473)	(1,211,706)	(1,216,746)	(196,136)

Personnel costs of Franchised-and-managed hotels	(42,347)	(38,549)	(57,284)	(9,234)
Sales and marketing expenses	(17,322)	(25,035)	(30,703)	(4,949)
General and administrative expenses	(76,653)	(71,157)	(81,968)	(13,213)

Total operating costs and expenses	(1,323,795)	(1,346,447)	(1,386,701)	(223,532)

Other income	1,224	10,639	3,967	639

Income from operations	180,101	42,386	211,280	34,057

Interest income	1,394	977	1,677	270
Interest expenses	(13,717)	(11,981)	(13,064)	(2,106)
Accelerated fee amortization on early extinguishment of Term Loan	(41,872)	-	-	-
(Loss)/gain from equity investment	(137)	(310)	189	30
Gain/(loss) on change in fair value of convertible notes	402	85,508	(35,016)	(5,644)
Non-operating income	9,334	-	13,266	2,138
Foreign exchange gain/(loss), net	25,124	(15,156)	(109)	(18)

Income before income tax expenses and noncontrolling interests	160,629	101,424	178,223	28,727

Income tax expense	(66,101)	(25,465)	(68,410)	(11,027)

Net income	94,528	75,959	109,813	17,700

Less:Net loss/(income) attributable to noncontrolling interests	223	(1,094)	(1,647)	(265)

Net income attributable to ordinary shareholders	94,751	74,865	108,166	17,435

Earnings per share
— Basic	1.03	0.79	1.14	0.18

— Diluted	0.84	0.05	1.13	0.18

Weighted average ordinary shares outstanding
— Basic	92,217	94,873	95,285	95,285

— Diluted	100,459	102,647	95,407	95,407

Share-based compensation expense was included in the statement of operations as follows:
Leased-and-operated hotel costs – Personnel costs	1,949	2,432	1,889	305
Personnel costs of Franchised-and-managed hotels	2,656	3,838	3,156	509
Sales and marketing expenses	354	253	154	25
General and administrative expenses	17,426	18,964	17,583	2,834

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.2036 on June 30, 2014, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results

	Quarter Ended June 30, 2014
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,216,746)	71.6%	1,889	-	1,328	0.2%	(1,213,529)	71.4%
Personnel costs of Franchised-and-managed hotels	(57,284)	3.4%	3,156	-	-	0.2%	(54,128)	3.2%
Sales and marketing expenses	(30,703)	1.8%	154	-	-	0.0%	(30,549)	1.8%
General and administrative expenses	(81,968)	4.8%	17,583	691	317	1.1%	(63,377)	3.7%

Total operating costs and expenses	(1,386,701)	81.6%	22,782	691	1,645	1.5%	(1,361,583)	80.2%

Income from operations	211,280	12.4%	22,782	691	1,645	1.5%	236,398	13.9%

	Quarter Ended June 30, 2014
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	US$ '000		US$ '000	RMB '000	US$ '000		US$ '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(196,136)	71.6%	305	-	214	0.2%	(195,617)	71.4%
Personnel costs of Franchised-and-managed hotels	(9,234)	3.4%	509	-	-	0.2%	(8,725)	3.2%
Sales and marketing expenses	(4,949)	1.8%	25	-	-	0.0%	(4,924)	1.8%
General and administrative expenses	(13,213)	4.8%	2,834	111	51	1.1%	(10,217)	3.7%

Total operating costs and expenses	(223,532)	81.6%	3,672	111	265	1.5%	(219,484)	80.2%

Income from operations	34,057	12.4%	3,672	111	265	1.5%	38,105	13.9%

	Quarter Ended March 31, 2014
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,211,706)	82.3%	2,432	-	1,784	0.3%	(1,207,490)	82.0%
Personnel costs of Franchised-and-managed hotels	(38,549)	2.6%	3,838	-	-	0.3%	(34,711)	2.4%
Sales and marketing expenses	(25,035)	1.7%	253	-	-	0.0%	(24,782)	1.7%
General and administrative expenses	(71,157)	4.8%	18,964	-	317	1.3%	(51,876)	3.5%

Total operating costs and expenses	(1,346,447)	91.4%	25,487	-	2,101	1.9%	(1,318,859)	89.6%

Income from operations	42,386	2.9%	25,487	-	2,101	1.9%	69,974	4.8%

	Quarter Ended June 30, 2013
	GAAP Result	%of Total Revenue	Share-based Compensation	Acquisition expenses	Integration cost	%of Total Revenue	Non-GAAP Result	%of Total Revenue
	RMB '000		RMB '000	RMB '000	RMB '000		RMB '000
	(unaudited)		(unaudited)	(unaudited)	(unaudited)		(unaudited)

Leased-and-operated hotel costs	(1,187,473)	74.1%	1,949	-	5,416	0.5%	(1,180,108)	73.7%
Personnel costs of Franchised-and-managed hotels	(42,347)	2.6%	2,656	-	-	0.2%	(39,691)	2.5%
Sales and marketing expenses	(17,322)	1.1%	354	-	-	0.0%	(16,968)	1.1%
General and administrative expenses	(76,653)	4.8%	17,426	-	317	1.1%	(58,910)	3.7%

Total operating costs and expenses	(1,323,795)	82.6%	22,385	-	5,733	1.8%	(1,295,677)	80.9%

Income from operations	180,101	11.2%	22,385	-	5,733	1.8%	208,219	13.0%

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.2036 on June 30, 2014, representing the certificated exchange rate published by the Federal Reserve Board.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to ordinary shareholders (GAAP)	94,751	74,865	108,166	17,435
Foreign exchange (gain)/loss, net	(25,124)	15,156	109	18
Share-based compensation	22,385	25,487	22,782	3,672
Acquisition expenses	-	-	691	111
Integration cost	5,733	2,101	1,645	265
Accelerated fee amortization on early extinguishment of Term Loan	41,872	-	-	-
Loss on change in fair value of interest swap transaction	468	-	-	-
(Gain)/loss on change in fair value of convertible notes	(402)	(85,508)	35,016	5,644

Adjusted net income attributable to ordinary shareholders (Non-GAAP)	139,683	32,101	168,409	27,145

	Quarter Ended
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Earnings per share (GAAP)
— Basic	1.03	0.79	1.14	0.18

— Diluted	0.84	0.05	1.13	0.18

Weighted average ordinary shares outstanding
— Basic	92,217	94,873	95,285	95,285

— Diluted	100,459	102,647	95,407	95,407
Adjusted earnings per share (Non-GAAP)
— Basic	1.51	0.34	1.77	0.28

— Diluted	1.45	0.34	1.69	0.27

Weighted average ordinary shares outstanding
— Basic	92,217	94,873	95,285	95,285

— Diluted	100,459	95,193	102,862	102,862

Note 1: The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on rate of US$1.00=RMB6.2036 on June 30, 2014, representing the certificated exchange rate published by the Federal Reserve Board.

Note 2: The non-GAAP adjustment items do not include the tax impact.

Home Inns & Hotels Management Inc.

Reconciliation of GAAP and Non-GAAP Results (continued)

	Quarter Ended
	June 30, 2013	March 31, 2014	June 30, 2014
	RMB '000	RMB '000	RMB '000	US$ '000
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income attributable to ordinary shareholders	94,751	74,865	108,166	17,435
Interest income	(1,394)	(977)	(1,677)	(270)
Interest expenses	13,717	11,981	13,064	2,106
Income tax expense	66,101	25,465	68,410	11,027
Depreciation and amortization	175,496	185,507	192,455	31,023

EBITDA (Non-GAAP)	348,671	296,841	380,418	61,321

Foreign exchange (gain)/loss, net	(25,124)	15,156	109	18
Share-based compensation	22,385	25,487	22,782	3,672
Accelerated fee amortization on early extinguishment of Term Loan	41,872	-	-	-
Acquisition expenses	-	-	691	111
Integration cost	5,733	2,101	1,645	265
Loss on change in fair value of interest swap transaction	468	-	-	-
(Gain)/loss on change in fair value of convertible notes	(402)	(85,508)	35,016	5,644

Adjusted EBITDA (Non-GAAP)	393,603	254,077	440,661	71,031

%of total revenue	24.6%	17.3%	25.9%	25.9%

Note 1: The "Depreciation and amortization expense" includes the depreciation and amortization expenses of the Group.

The depreciation and amortization expenses of all leased-and-operated hotels are included in "Operating costs and expenses".

The depreciation and amortization expenses of administrative long-term assets are included in "General and administrative expenses".

Home Inns & Hotels Management Inc.

Operating Data

	As of and for the quarter ended
	June 30, 2013			March 31, 2014			June 30, 2014
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	1,953	341	1,612	2,241	381	1,860	2,374	383	1,991
Leased-and-operated hotels	834	154	680	876	164	712	897	164	733
Franchised-and-managed hotels	1,119	187	932	1,365	217	1,148	1,477	219	1,258

Total rooms	232,905	49,637	183,268	262,321	53,040	209,281	275,050	52,914	222,136

Occupancy rate (as a percentage)	87.0%	82.1%	88.3%	81.3%	76.7%	82.4%	86.7%	83.6%	87.7%

Average daily rate (in RMB)	167	161	168	156	154	157	164	162	165

RevPAR (in RMB)	145	132	149	127	118	129	142	135	145

Like-for-like performance for hotels opened for at least 18 months during the current quarter

	As of and for the quarter ended
	June 30, 2013			June 30, 2014
	Group	Motel 168	excluding Motel 168	Group	Motel 168	excluding Motel 168
Total Hotels in operation:	1,732	328	1,404	1,732	328	1,404
Leased-and-operated hotels	812	173	639	810	173	637
Franchised-and-managed hotels	920	155	765	922	155	767

Total rooms	205,088	44,750	160,338	205,067	43,692	161,375

Occupancy rate (as a percentage)	89.0%	83.6%	90.5%	88.9%	85.3%	90.0%

Average daily rate (in RMB)	168	162	170	166	163	167

RevPAR (in RMB)	150	135	154	148	139	150

Two homeinn Leased-and-operated hotel was legally converted into Franchised-and-managed hotels in 2014.

* “Occupancy rate” refers to the total number of occupied rooms divided by the total number of available rooms in a given period.

“Average daily rate” refers to total hotel room revenues divided by the total number of occupied rooms in a given period.

“RevPAR” represents revenue per available room, which is calculated by dividing total hotel room revenues by the total number of available rooms in a given period, or by multiplying average daily rates and occupancy rates in a given period.

The operating data of multi-brand conversion hotels were included in "Motel 168".